Exhibit 3	CVF Technologies Corporation
	Biorem
e:biorem4thqtr2004consolperiod	Calculation of consolidation for 4th Quarter 2004

			(see note 1)
			11/1/04 to	4th qtr
		full month	11/23/2004	Consolidation
	October-04	November-04	only	total

Revenue	$492,285	$331,056	$255,807	$748,092
Cost of goods sold	$313,057	$152,753	$118,032	$431,089

Gross Profit	$179,228	$178,303	$137,775	$317,003

Selling expenses	$42,999	$4,530	$3,500	$46,499

Operating Expenses:
Engineering	$14,789	$8,138	$6,288	$21,077
Sales & Marketing	$81,526	$46,660	$36,054	$117,580
R&D	$31,517	$25,554	$19,746	$51,263
Corporate	$75,423	$34,053	$26,313	$101,736
Facilities	$9,096	$4,497	$3,475	$12,571
Funding of expenses	($18,734)	($5,684)	($4,392)	($23,126)
Other income	($4,581)	($6,537)	($5,051)	($9,632)
foreign exchange	$126,181	$74,051	$57,219	$183,400
Bonuses	$0	$0	$0	$0

Interest	$19,653	$31,771	$24,549	$44,202
Depreciation	$4,000	$4,000	$3,091	$7,091

Pre tax income (loss)	($202,641)	($42,730)	($33,017)	($235,658)

Income Taxes (refund)	($75,000)	($15,815)	($12,220)	($87,220)

Net Profit (loss)	($127,641)	($26,915)	($20,797)	($148,438)

Note: Due to the Special Rights Agreement signed with the Expansion Capital Investment
(the Special Rights Agreement allowed CVF, Coburn and Herner to vote as if the convertible debt was also converted into Biorem shares)
CVF had 52.4% of the stock until November 24, 2004 when # 298,296 Biorem shares owned by CVF were transferred to Ian Jamieson with respect to CVF's note payable. Therefore on
November 24, 2004 CVF had 48.4 &% of the Biorem stock until January 2005.

Therefore CVF will consolidate Biorem through November 23, 2004 and record Biorem's income on the equity method from November 24, 2004 to December 31, 2004.
Note 1.	Since the period 11/1/04 to 11/23/04 represented 17 working days out of
22 total working days (note that there is no holidays in Canada in November)
17 of 22 is 77.27 % of month.